INVESTMENT COMPANY BOND

Bond No.  00 FI 0234345-12

Hartford Fire Insurance Company

Hartford, CT 06115

(Herein called UNDERWRITER)

DECLARATIONS

Item 1.      Name of Insured (herein called INSURED(S)): Mutual Fund Series Trust c/o Gemini Fund Services, LLC

Principal Address: 450 Wireless Blvd.

Hauppauge, NY 11788

Item 2.      Bond Period: from 12:01 a.m. on

July 13, 2012

to 12:01 a.m. on     July 13, 2013

Standard Time.

(MONTH, DAY, YEAR)

(MONTH, DAY, YEAR)

Item 3.      Limit of Liability:

$1,250,000

Provided  however,  that  if  specific  limits,  are  shown  below  as  applicable  to  any  specified  COVERAGE,

such  specific  limits  shall apply to the coverage provided by such COVERAGES and are in lieu of, and not

in  addition  to,  the  above  bond  Limit  of  Liability.   If  “Not  Covered”  is  inserted  below  beside  any  specified

COVERAGE, the coverage provided by such COVERAGE is deleted from this bond.

COVERAGES

Limit of Liability

Deductible

I.    Employee

$1,250,000

$ 0

II.    Premises

$1,250,000

$ 10,000

III.    Transit

$1,250,000

$ 10,000

IV.    Forgery or Alteration

$1,250,000

$ 10,000

V.    Securities

$1,250,000

$ 10,000

VI.    Counterfeit Currency

$1,250,000

$ 10,000

VII.    Computer Systems Fraudulent Entry

$1,250,000

$ 10,000

VIII.    Voice Initiated Transaction

$1,250,000

$ 10,000

IX.    Telefacsimile Transfer Fraud

$1,250,000

$ 10,000

X.    Uncollectible Items of Deposit

$ 100,000

$ 10,000

XI.    Audit Expense

$ 25,000

$ 10,000

XII.    Stop Payment

$ 50,000

$ 10,000

XIII.    Unauthorized Signatures

$ 100,000

$ 10,000

Optional Coverages:

N/A

N/A

No Deductible shall apply to any loss under COVERAGE I. sustained by any “Investment Company”.

Item 4.      The Coverages provided by this Bond are also subject to the terms of the following riders issued herewith:

F-6000-0; RN00U001000593;  F-6016-0; F-6018-0;  CS 00 M015 00 ; HG00H009010708, F-5267-0;

F-6043

Item 5.      The  INSURED  by  the  acceptance  of  this  bond  gives  notice  to  the  UNDERWRITER  terminating  or canceling  prior  bond(s)  or  policy(ies)  No.(s)  00  FI  0234345-11  such  termination  or  cancellation  to  be effective as of the time this bond becomes effective.

This bond will not be valid unless countersigned by our duly authorized representative.

Countersigned by

Signed, this 31st day of July, 2012.

Sean Kennedy,

Authorized Representative

Form F-6000-0

INVESTMENT COMPANY BOND

The  UNDERWRITER,  in  consideration  of  the  payment  of  premium,  and  in  reliance  upon  all  statements  made  and

information   furnished   to   the   UNDERWRITER   by   the   INSURED   in   applying   for   this   bond,   and   subject   to   the

DECLARATIONS,  COVERAGES,  GENERAL  CONDITIONS,  DEFINITIONS  AND  LIMITATIONS  and  other  terms  hereof,

agrees to indemnify the INSURED for:

COVERAGES

I.     EMPLOYEE

Loss  to  the  INSURED  directly  resulting  from  “Larceny  or  Embezzlement”  committed  by  any  “Employee”,  acting  alone or in collusion with others.

II.    PREMISES

A.    PROPERTY

Loss   of   “Property”   directly  resulting   from   robbery,   burglary,   larceny  (common-law   or   statutory),   mysterious

disappearance,  damage,  destruction  or  removal  from  the  possession,  custody  or  control  of  the  INSURED,  while such “Property” is in the custody of or deposited within any office or premise.

B.    OFFICE EQUIPMENT

Loss  of,  or  damage  to  furnishings,  fixtures,  supplies,  equipment,  safes  or  vaults  within  any  of  the  INSURED’S offices  directly  resulting  from  robbery,  burglary  or  larceny  (common  law  or  statutory)  of  such  offices,  or  attempt thereat.  Loss resulting from  damage to any office directly resulting from  robbery, burglary or larceny (common law or  statutory)  of  such  office,  or  attempts  thereat  is  also  covered,  provided  that  the  INSURED  is  the  owner  of  such offices,  furnishings,  fixtures,  supplies,  equipment,  safes  or  vaults  or  is  legally  liable  for  such  loss  or  damage always excepting, however,  loss or damage through fire and all loss to electronic data processing equipment.

III.   TRANSIT

Loss  of  “Property”  directly  resulting  from  robbery  or  larceny  (common  law  or  statutory),  mysterious  disappearance,

damage to or destruction while the “Property” is in transit to any location:

a.    in an armored motor vehicle, including loading and unloading thereof,

b.    in the custody of a natural person acting as a messenger of the INSURED, or

c.    in  the  custody  of  a  “Transportation  Company”  while  being  transported  in  a  conveyance  which  is  not  an  armored motor vehicle provided, except, that covered “Property” transported in this manner is limited to the following:

1.    written records,

2.    securities issued in registered form or negotiable instruments not payable to bearer, which are not endorsed or are restrictively endorsed.

Coverage  under  this  Transit  Coverage  begins  upon  the  receipt  of  such  “Property”  by  the  natural  person  acting  as  a messenger  or  as  a  representative  of  an  armored  motor  vehicle  company or  as  a  messenger  or  as  a  representative  of the “Transportation Company” and ends upon delivery to the premises of the addressee or to any representative of the addressee.

IV.   FORGERY OR ALTERATION

Loss to the INSURED directly resulting from:

a.    “Forgery”  or  fraudulent  material  alteration  of  any  bills  of  exchange,  checks,  drafts,  acceptances,  certificates  of deposits,  promissory  notes,  money  orders,  orders  upon  public  treasuries,  letters  of  credit  or  receipts  for  the withdrawal of “Property”, or

b.    transferring,  delivering  or  paying  any  funds  or  other  “Property”,  or  establishing  any  credit  or  giving  any  value  in good  faith,  and  in  the  ordinary course  of  business  on  written  instructions  or  applications  directed  to  the  INSURED

authorizing  or  acknowledging  the  transfer,  payment,  delivery  or  receipt  of   funds  or  other  “Property”,  which

instructions  or  applications  purport  to  bear  the  handwritten  signature  of:   (1)  any  “Customer”  of  the  INSURED,  or

(2)   any   shareholder   or   subscriber   to   shares   of   an   “Investment   Company”,   or   (3)   any   banking   institution,

stockbroker  or  “Employee”  but  which  instructions  or  applications  either  bear  a  “Forgery”  or  a  fraudulent  material alteration  without  the  knowledge  and  consent  of  such  “Customer”,  shareholder,  subscriber  to  shares,  banking institution, stockbroker, or “Employee.”

There  is  no  coverage  under  this  Forgery Or  Alteration  Coverage  IV  for  any loss  covered  under  Coverage  V. OR IX. of this bond, whether or not Coverages V. or IX. are provided by this bond.

A mechanically reproduced facsimile signature is deemed to be the same as a handwritten signature.

Form F-6000-0

INVESTMENT COMPANY BOND

V.    SECURITIES

Loss  directly  resulting  from  the  INSURED,  in  good  faith  and  in  the  ordinary  course  of  business,  whether  for  its  own account or for the account of others having:

a.    acquired, accepted or received, sold, delivered, given value, extended credit, or assumed liability upon any original

“Securities, documents or other written instruments” which:

1.    bear a “Forgery” or fraudulent material alteration,

2.    have been lost or stolen, or

3.    are “Counterfeit”, or

b.    guaranteed  in  writing  or  witnessed  signatures  upon  transfers,  assignments,  bills  of  sale,  powers  of  attorney,

guarantees,  endorsements  or  other  obligations  in  connection  with  any  “Securities,  documents  or  other  written instruments” which pass or purport to pass title to them.

Actual   and   continued   physical   possession   of   such   “Securities,   documents   or   other   written   instruments”   by  an

“Employee”,  “Custodian”,  or  a  Federal  or  State  chartered  deposit  institution  is  a  condition  precedent  to  the  INSURED having  relied  on  such  items  and  release  or  return  of  such  items  will  be  deemed  to  be  an  acknowledgement  by  the

INSURED of not having relied on such items.

A mechanically reproduced facsimile signature is deemed to be the same as a handwritten signature.

VI.   COUNTERFEIT CURRENCY

Loss  directly  resulting  from  the  receipt  by  the  INSURED,  in  good  faith  and  in  the  ordinary  course  of  business,  of

“Counterfeit” money orders, currencies or coin of any country.

VII.  COMPUTER SYSTEMS FRAUDULENT ENTRY

Loss  to  the  INSURED  directly resulting  from  fraudulent  entry of  data  into  or  the  change  of  data  elements  or  programs within the INSURED’S proprietary “Computer System” or a “Computer System” operated or used by the  INSURED and stated in the application, if the fraudulent entry or change results in:

a.    “Property” being transferred, paid or delivered,

b.    an account of the INSURED, or of its “Customer”, being added, deleted, debited, or credited, or

c.    an unauthorized account or a fictitious account being debited or credited.

VIII.VOICE INITIATED TRANSACTION

Loss  to  the  INSURED  directly  resulting  from  a  “Voice  Initiated  Transaction”  directed  to  the  INSURED  and  authorizing the  transfer  of  dividends  or  redemption  proceeds  of  “Investment  Company”  shares  from  a  “Customer’s"  account,

provided such “Voice Initiated Transaction” was:

a.    received  at  the  INSURED’S  offices  by  those  “Employees”  of  the  INSURED  authorized  to  receive  the  “Voice

Initiated Transaction”, and

b.    made by a person purporting to be a “Customer”, and

c.    made  by  such  person  for  the  purpose  of  causing  the  INSURED  or  “Customer”  to  suffer  a  loss  or  making  an improper personal financial gain for such person or any other person, and

d.    initiated pursuant to a preexisting written agreement between the “Customer” and the INSURED.

In  order  for  coverage  to  apply under  this  Coverage,  all  “Voice  Initiated  Transactions”  must  be  received  and processed in good faith, and in the ordinary course of business in accordance with the Procedures established in the application.

IX.  TELEFACSIMILE TRANSFER FRAUD

Loss  to  the  INSURED  directly  resulting  from  the  INSURED  having,  in  good  faith,  and  in  the  ordinary  course  of business,  transferred  or  delivered  Funds,  certificated  securities  or  uncertificated  securities  through  a  “Computer

System”  covered  under  the  Computer  Systems  Fraudulent  Entry  Coverage  in  reliance  upon  a  fraudulent  instruction received  through  a  Telefacsimile  Device,  and  which  instruction  was  received  at  the  INSURED’s  offices  by  those

“Employees” of the INSURED authorized to receive the Telefacsimile Device instruction and which:

(1)  purports and reasonably appears to have originated from

(a)  a Client of the INSURED,

(b)  another office of the INSURED, or

(c)   another financial institution,

but, was not originated by the Client or entity whose identification it bears and

Form F-6000-0

INVESTMENT COMPANY BOND

(2)  such  instruction  contains  a  valid  test  code  which  proves  to  have  been  used  by  a  person  who  was  not authorized to use it and,

(3)  contains the name of a person authorized to initiate such transfer; and

if  the  transfer  was  in  excess  of  the  Telefacsimile  Transfer  Fraud  Coverage  Deductible  stated  in  Item  3.  of  the

Declarations Page, the instruction was verified by a call-back according to a pre-arranged procedure.

For the purposes of this Coverage, Client means an entity or individual which has through a written agreement with the

INSURED  authorized  the  INSURED  to  rely  on  Telefacsimile  Device  instructions  to  initiate  transfers  and  has  provided the  INSURED  with  the  names  of  persons  authorized  to  make  such  transfers,  and  with  which  the  INSURED  has established an instruction verification procedure.  Funds means money on deposit in an account.

In  addition  to  the  Conditions  and  Limitations  in  the  bond,  the  following  provisions  are  applicable  to  the  Telefacsimile

Transfer Fraud Coverage:

Telefacsimile  Device  means  a  machine  capable  of  sending  or  receiving  an  image  of  a  document  by electronic  means transmitted through a telephone line and which reproduces the exact duplicate of the document on paper.

This  Coverage  (Telefacsimile  Transfer  Fraud)  does  not  cover  loss  resulting  directly  or  indirectly  from  the  assumption of  liability  by  the  INSURED  by  contract  unless  the  liability  arises  from  a  loss  covered  by  the  Telefacsimile  Transfer

Fraud Coverage and would be imposed on the INSURED without the existence of the contract.

Proof  of  loss  for  claim  under  this  Coverage  must  include  a  copy  of  the  document  reproduced  by  the  Telefacsimile

Device.

X.   UNCOLLECTIBLE ITEMS OF DEPOSIT

Loss directly resulting from  the INSURED, in good faith and in the ordinary course of business, crediting an account of a  “Customer”,  shareholder  or  subscriber  based  on  any  “Items  of  Deposit”  which  prove  to  be  uncollectible,  if  the crediting of said account causes:

a.    redemptions or withdrawals of the account to be effected,

b.    shares to be issued, or

c.    payment of dividends,

from an account of an “Investment Company”.

In  order  for  coverage  to  apply  under  this  Coverage,  the  INSURED  must  hold  “Items  of  Deposit”  for  the  minimum number  of  days  stated  in  the  application  before  permitting  any redemptions  or  withdrawals  of  the  account,  issuing any shares or paying any dividends with respect to such “Items of Deposit”.

“Items  of  Deposit”  are  deemed  uncollectible  when  the  INSURED’S  standard  collection  procedures  have  been  utilized and have failed to result in collection.

XI.  AUDIT EXPENSE

Reasonable  expense  incurred  by  the  INSURED  for  an  audit  or  examination  required  by  any  governmental  regulatory authority  or  self-regulatory  organization  and  conducted  by  such  authority,  organization  or  their  appointee  because  of the  discovery  of  loss  sustained  by  the  INSURED  and  covered  by  this  bond  but  only  for  the  part  of  the  audit  or examination caused by said loss.

XII. STOP PAYMENT

Loss  of  any  and  all  sums  which  the  INSURED  shall  become  obligated  to  pay  by  reason  of  the  liability  imposed  upon the INSURED by law for damages:

(a)  for  having  either  complied  with  or  failed  to  comply with  any written  notice  of  any “Customer”  or  any authorized representative  of  such  “Customer”  to  stop  payment  of  any  check  or  draft  made  or  drawn  by such  “Customer”

or any authorized representative of such “Customer” or

(b)  for   having   refused   to   pay   any   check   or   draft   made   or   drawn   by   any   “Customer”   or   any   authorized

representative of such “Customer”.

XIII.UNAUTHORIZED SIGNATURES COVERAGE

Loss to the INSURED directly resulting from  the INSURED having in good faith and in the ordinary course of business,

accepted,  paid  or  cashed  any  check,  withdrawal  order,  draft,  made  or  drawn  on  a  “Customer's”  account,  which  bears the signature or endorsement of  one other than a person whose name and signature is on file with the INSURED as a

signatory on  such  account.   It  shall  be  a  condition  precedent  to  the  INSURED'S  right  of  recovery under  this  Coverage that the INSURED have on file signatures of all persons who are signatories on such account.

Form F-6000-0

INVESTMENT COMPANY BOND

GENERAL CONDITIONS

A.    OTHER COMPANIES INSURED UNDER THIS BOND

If more than one corporation, or “Investment Company”, or combination thereof is included herein as the INSURED:

(1)   The  total  liability  of  the  UNDERWRITER  under  this  bond  for  loss  or  losses  sustained  by  one  or  more  or  all

INSUREDS  under  the  Bond  shall  not  exceed  the  limit  for  which  the  UNDERWRITER  would  be  liable  if  all  losses were sustained by only one of them.

(2)   The  first  named  INSURED  shall  be  deemed  to  be  the  sole  agent  of  all  of  the  other  INSUREDS  hereunder  for  all purposes  under  this  bond,  including  but  not  limited  to  giving  or  receiving  any  notice  or  proof  required  to  be  given

herein   and   for   the   purpose   of   effecting   or   accepting   amendments   to   or   termination   of   this   bond.     The

UNDERWRITER shall give each “Investment Company” a copy of this bond and any amendment hereto, a copy of each formal filing of claim  by any other named INSURED and the terms of the settlement of each claim prior to the execution of such settlement.

(3)   The  UNDERWRITER  bears  no  responsibility  under  this  Bond  for  the  proper  application  of  any  payment  made  to the first named INSURED.

(4)   For the purposes of  the bond, knowledge possessed or discovery made by any partner, director, trustee, officer or supervisory “Employee” of any INSURED constitutes knowledge or discovery by all the INSUREDS.

(5)   If the first named INSURED for any reason, ceases to be covered under this bond, then the INSURED next named shall henceforth be considered as the first named INSURED for the purposes mentioned in (2) above.

B.    NOTICE TO UNDERWRITER OF MERGERS, CONSOLIDATIONS OR OTHER ACQUISITIONS

While  this  bond  is  in  force,  if  the  INSURED,  other  than  an  “Investment  Company”,  merges  or  consolidates  with,  or purchases  or  acquires  assets  or  liabilities  of  another  entity,  the  INSURED  shall  not  have  the  coverage  afforded  under this bond for loss which:

a.    has or will occur in offices or on premises acquired, or

b.    has or will be caused by an “Employee” or “Employees” acquired, or

c.    has or will arise out of the assets or liabilities acquired,

unless the INSURED:

i.     gives  the  UNDERWRITER  written  notice  of  the  proposed  consolidation,  merger,  purchase  or  acquisition of assets or liabilities prior to the proposed effective date of such action, and

ii.    obtains  the  written  consent of  the UNDERWRITER to extend the coverage provided by this bond in whole or in part to such additional exposure, and

iii.    upon obtaining such consent pays an additional premium to the UNDERWRITER.

C.   CHANGE OF CONTROL – NOTICE TO UNDERWRITER

When  the  INSURED  becomes  aware  of  a  change  in  control  (other  than  in  an  “Investment  Company”),  as  defined  in

Section 2(a) (9) of the Investment Company Act of 1940, the INSURED shall, within thirty (30) days, give written notice to the UNDERWRITER setting forth:

(1)   the  names  of  the  transferors  and  transferees (or if  the voting securities are registered in another name the names of the beneficial owners),

(2)   the  total  number  of  voting  securities  owned  by the  transferors  and  the  transferees  (or  the  beneficial owners),  both immediately before and after the date of the transfer, and

(3)  the total number of outstanding voting securities.

The  failure  to  give  the  above  required  notice  shall  result  in  termination  of  coverage  as  to  any  loss  involving  a transferee, effective on the date of such change in control.

D.   REPRESENTATIONS MADE BY INSURED

The  INSURED  represents  to  the  UNDERWRITER  that  all  information  it  has  furnished  either  in  the  application  for  this

bond  or  other  documentation  is  complete,  true  and  correct.   Such  application  and  other  documentation  constitute  part of this bond.

The  INSURED  must  promptly  notify  the  UNDERWRITER  of  any  change  in  any  fact  or  circumstance  that  materially affects the risk assumed by the UNDERWRITER under this bond.

Any intentional misrepresentation, omission, concealment or incorrect statement of a material fact, in the application  or related documentation, shall be grounds for rescission of this bond.

Form F-6000-0

INVESTMENT COMPANY BOND

DEFINITIONS AND LIMITATIONS

I.     DEFINITIONS

For the purpose of the Coverage provided by this bond:

A.    “Computer Systems” means:

(1)  computers, including related peripheral and storage components,

(2)  systems and applications software,

(3)  terminal devices, and

(4)  related communication networks

by which data is electronically assembled, transmitted, processed, stored, and retrieved.

B.    “Counterfeit”  means  an  imitation  of  an  actual  and  valid  original  which  is  intended  to  deceive  and  be  taken  as  the original.

C.   “Custodian”  means  the  institution  designated  by  an  “Investment  Company”  to  have  possession  and  control  of  its assets.

D.   “Customer”  means an individual, corporation, partnership, trust, or LLC which is a shareholder or subscriber of the

INSURED.

E.    “Employee” means:

(1)  a corporate officer of the INSURED;

(2)  a  natural  person  while  in  the regular service of  the INSURED at any of  the INSURED’S offices and who is compensated directly by the INSURED through its payroll system  and subject to the United States Internal

Revenue  Service  Form  W-2  or  equivalent  income  reporting  of  other  countries,  and  whom  the  INSURED has the right to control and direct both as to the result to be accomplished and details and means by which such result is accomplished in the performance of such service;

(3)  an  attorney  retained  by  the  INSURED  or  an  employee  of  such  attorney  while  either  is  performing  legal services for the INSURED;

(4)  a  person  furnished  by  an  employment  contractor  to  perform  clerical,  premises  maintenance  or  security duties for the INSURED under the INSURED’S supervision at any of the INSURED’S offices or premises;

(5)  an  employee  of  an  institution  which  has  been  merged  or  consolidated  with  the  INSURED  prior  to  the effective date of this bond;

(6)  a student or intern pursuing studies or performing duties in any of the INSURED’S offices;

(7)  each  natural  person,  partnership  or  corporation  authorized  by  written  agreement  with  the  INSURED  to perform  services  as  an  electronic  data  processor  of  checks  or  other  accounting  records  related  to  such checks  but  only  while  such  person,  partnership  or  corporation  is  actually  performing  such  services  and not:

a.    creating, preparing, modifying or maintaining the INSURED’S computer software or programs; or

b.    acting as a transfer agent or in any other agency capacity in issuing checks, drafts or securities for the INSURED;

(8)  a  director  or  trustee  of  the  INSURED,  but  only  while  performing  acts  within  the  scope  of  the  customary and  usual  duties  of  an  officer  or  “Employee”  of  the  INSURED  or  while  acting  as  a  member  of  any  duly elected  or  appointed  committee  to  examine,  audit  or  have  custody  of  or  access  to  “Property”  of  the

INSURED; or

(9)  any  partner,  officer  or  employee  of  an  investment  adviser,  an  underwriter  (distributor),  a  transfer  agent  or shareholder record keeper, or an administrator, for an “Investment Company” while performing acts within the  scope  of  the  customary  and  usual  duties  of  an  officer  or  employee  of  an  “Investment  Company”  or acting  as  a  member  of  any  duly  elected  or  appointed  committee  to  examine,  audit  or  have  custody  of  or access to “Property” of an “Investment Company”.

The  term  “Employee”,  shall  not  include  any  partner,  officer  or  employee  of  a  transfer  agent,  shareholder  record keeper or administrator:

a.    which  is  not  an  “affiliated  person”  (as  defined  in  Section  2(a)  of  the  Investment  Company  Act  of

1940) of an “Investment Company” or of the investment advisor or underwriter (distributor) of such

“Investment Company”; or

b.    which is a “bank” (as defined in Section 2(a) of the Investment Company Act of 1940).

Form F-6000-0

INVESTMENT COMPANY BOND

This  coverage  provided  by the  bond  does  not  afford  coverage  in  favor  of  the  employers  of  persons  as  set  forth  in

(4) and (7) above, and in the event of any payment to the INSURED by the UNDERWRITER directly resulting from

“Larceny  or  Embezzlement”  committed  by  any  of  the  partners,  officers  or  employees  of  such  employers,  whether acting alone or in collusion with others, an assignment of  the INSURED’S rights and causes of  action as they may have  against  such  employers  because  of  such  acts  shall,  to  the  extent  of  such  payment,  be  given  by  the

INSURED  to  the  UNDERWRITER,  and  the  INSURED  shall  execute  all  documents  necessary to  secure  the  rights provided for herein.

Each  employer  of  persons  as  set  forth  in  (3),  (4)  and  (7)  above  and  the  partners,  officers  and  other  employees  of such  employers  shall  collectively be  deemed  to  be  one  person  for  the  purposes  of  this  bond,  excepting,  however,

the last paragraph of the Termination-Cancellation Section.

Independent   contractors   not   specified   in   (3),   (4)   and   (7)   above,   intermediaries,   agents,   brokers   or   other

representatives of the same type shall not be considered “Employees”.

F.    “Forgery"  means  the  signing  of  the  name  of  another  person  or  organization  with  the  intent  to  deceive  with  or without authority, in any capacity, for any purpose but does not mean a signature which consists in whole or in part of one’s own name.

G.   “Investment Company” means an investment company registered under the Investment Company Act of 1940 and as shown under the NAME OF INSURED on the DECLARATIONS.

H.   “Items  of  Deposit”  means  one  or  more  checks  or  drafts  drawn  upon  a  financial  institution  in  the  United  States  of

America.

I.     “Larceny  or  Embezzlement”  means  “Larceny  or  Embezzlement”  as  set  forth  in  Section  37  of  the  Investment

Company Act of 1940.

J.    “Property” means:

a.    currency,  coin,  bank  notes,  or  Federal  Reserve  notes  (money),  postage  and  revenue  stamps,  U.S.  Savings

Stamps, securities, including notes, stock, treasury stock, bonds, debentures, certificates of deposit;

b.    certificates   of    interests   or   participation   in   any   profit-sharing   agreement,   collateral   trust   certificate,

preorganization  certificate  or  subscription,  transferable  share,  investment  contract,  voting  trust  certificate,

certificate  of  deposit  for  a  security,  fractional  undivided  interest  in  oil,  gas,  or  other  mineral  rights,  interests  or instruments  commonly  known  as  securities  under  the  Investment  Company Act  of  1940,  any  other  certificate of  interest or participation in, temporary or interim  certificate for, receipt for, guarantee of, or warrant or right to subscribe to or purchase any of the foregoing;

c.    bills  of  exchange,  acceptances,  checks,  drafts,  withdrawal  orders,  money  orders,  travelers’  checks,  letters  of credit,  bills  of  lading,  abstracts  of  title,  insurance  policies,  deeds,  mortgages  of  real  estate  and/or  of  chattels and  interests  therein,  assignments  of  such  mortgages  and  instruments,  including  books  of  accounts  and written records used by the INSURED in the conduct of its business; and

d.    electronic  representation  of  the  instruments  enumerated  above  (but  excluding  all  electronic  data  processing records)  in  which  the  INSURED  acquired  an  interest  at  the  time  of  the  INSURED’S  consolidation  or  merger with, or purchase of  the principal assets of, a predecessor or which are held by the INSURED for any purpose or in any capacity whether held gratuitously or whether or not the INSURED is liable therefor.

K.    “Securities,  documents  or  other  written  instruments”  means  original  (including  original  counterparts)  negotiable  or

non-negotiable   instruments,   or   assignments   thereof,   which   by   themselves   represent   an   equitable   interest,

ownership,  or  debt  and  which  are  transferable  in  the  ordinary  course  of  business  by delivery  of  such  instruments with any necessary endorsements or assignments.

L.    “Transportation  Company”  means  any  entity  which  provides  its  own  or  leased  vehicles  for  transportation  or provides freight forwarding or air express services.

M.   “Voice  Initiated  Election”  means  any  election  related  to  dividend  options  available  to  an  “Investment  Company”

shareholders or subscribers which is executed by voice over the telephone.

N.    “Voice  Initiated  Redemption”  means  any  redemption  of  shares  issued  by  an  “Investment  Company”  which  is initiated by voice over the telephone.

O.   “Voice Initiated Transaction(s)” means any “Voice Initiated Redemption” or “Voice Initiated Election”.

Form F-6000-0

INVESTMENT COMPANY BOND

II.    EXCLUSIONS

A.    EXCLUSIONS APPLICABLE TO ALL COVERAGES

This bond does not directly or indirectly cover:

(1)  loss  not  reported  to  the  UNDERWRITER  in  writing  within  thirty  (30)  days  after  termination  of  all  of  the

Coverages under this bond;

(2)  loss  due  to  riot  or  civil  commotion  outside  the  United  States  of  America  and  Canada,  or  any  loss  due  to

military,  naval  or  usurped  power,  war  or  insurrection.   However,  this  exclusion  shall  not  apply  to  loss  which occurs  in  transit  under  the  circumstances  enumerated  in  Coverage  III  TRANSIT,  provided  that  when  such transit  was  undertaken  there  was  no  knowledge  on  the  part  of  any  person  acting  for  the  INSURED  in undertaking such transit of such riot, civil commotion, military, naval or usurped power, war or insurrection;

(3)  loss  resulting  from  dishonest  acts  of  any  member  of  the  Board  of  Directors  or  Board  of  Trustees  of  the

INSURED who is not an “Employee”, acting alone or in collusion with others;

(4)  loss,  which  in  whole  or  in  part,  results  solely from  any violation  by the  INSURED  or  by  any “Employee”  of  any law, or rule, or regulation pertaining to any law regulating:

a.    the issuance, purchase or sale of securities,

b.    transactions on security or commodity exchanges or over-the-counter markets,

c.    investment advisors, or

d.    investment companies

unless  such  loss,  in  the  absence  of  such  laws,  rules  or  regulations,  would  be  covered  under  Coverages  I.  or

IV.;

(5)  loss of  potential income including, but not limited to, interest and dividends not realized by the INSURED or by any “Customer” of the INSURED;

(6)  loss resulting from indirect or consequential loss of any nature;

(7)  any damages  other  than  compensatory damages  (but  not  multiples  thereof)  for  which  the  INSURED  is  legally liable, arising from a loss covered under this bond;

(8)  loss resulting from the effects of nuclear fission, fusion, radioactivity, or chemical or biological contamination;

(9)  loss  resulting  from  the  theft  or  misuse  of  confidential  information,  material  or  data  except  that  this  exclusion shall not apply to the transfer or payment of money;

(10)costs,  fees  and  expenses  incurred  by  the  INSURED  in  proving  the  existence  or  amount  of  loss  under  this bond, provided however, this EXCLUSION shall not apply to Coverage XI.;

(11)loss  resulting  from  voice  requests  or  instructions  transmitted  over  the  telephone,  provided  however,  this

EXCLUSION shall not apply to Coverage VIII. and Coverage IX.;

(12)loss  sustained  by one  INSURED  to  the  advantage  of  any other  INSURED,  or  subsidiary or  entity in  which  the

INSURED,  its  majority  shareholder,  partner,  or  owner  has  a  majority  interest  therein,  provided  that  an

INSURED,  upon  discovery  of  the  loss,  can  cause  the  principal  sum  to  be  restored  to  the  INSURED  who suffered the loss.

B.    SPECIFIC EXCLUSIONS – APPLICABLE TO ALL COVERAGES EXCEPT COVERAGE I.

This bond does not directly or indirectly cover:

(1)  loss  caused  by  an  “Employee”,  provided,  however,  this  EXCLUSION  shall  not  apply  to  loss  covered  under

Coverages  II.  or  III.  which  results  directly  from  misplacement,  mysterious  disappearance,  or  damage  to  or destruction of “Property”;

(2)  loss through the surrender of “Property” away from an office of the INSURED as a result of a threat:

a.    to  do  bodily harm  to  any person,  except  loss  of  “Property”  in transit in the custody of  any person acting as messenger  of  the  INSURED,  provided  that when such transit was undertaken there was no knowledge by the INSURED or any person acting as messenger of the INSURED of any such threat or

b.    to do damage to the premises or “Property” of the INSURED;

(3)  loss  involving  “Items  of   Deposit”  which  are  not  finally  paid  for  any  reason  provided  however,  that  this

EXCLUSION shall not apply to Coverage X.;

(4)  loss  resulting  from  payments  made  or  withdrawals  from  any  account  involving  erroneous  credits  to  such account;

Form F-6000-0

INVESTMENT COMPANY BOND

(5)  loss of “Property” while in the mail;

(6)  loss   of   “Property”   while   in   the   custody   of   a   “Transportation   Company”,   provided   however,   that   this

EXCLUSION shall not apply to Coverage III.;

(7)  loss  resulting  from  the  failure  for  any  reason  of  a  financial  or  depository  institution,  its  receiver  or  other liquidator  to  pay  or  deliver  funds  or  other  “Property”  to  the  INSURED  but  this  EXCLUSION  shall  not  apply  to loss of  “Property” directly resulting from  robbery, burglary, misplacement, mysterious disappearance, damage,

destruction or abstraction from the possession, custody or control of the INSURED.

C.  EXCLUSIONS -APPLICABLE TO ALL COVERAGES EXCEPT COVERAGES I., IV., V.

This bond does not directly or indirectly cover:

(1)  loss resulting from “Forgery” or any alteration;

(2)  loss  resulting  from  the  complete  or  partial  non-payment  of  or  default  on  any  loan  whether  such  loan  was procured in good faith or through trick, artifice, fraud or false pretenses;

(3)  loss involving a “Counterfeit” provided, however, this EXCLUSION shall not apply to Coverage VI., X., and XIII.

III.   DISCOVERY

This bond applies only to loss first discovered by any partner, director, trustee, officer or supervisory “Employee” of the

INSURED  during  the  Bond  Period.   Discovery  of  loss  is  deemed  to  occur  at  the  earliest  point  that  such  individuals become aware of:

(1)   facts which may subsequently result in a loss of a type covered by this bond, or

(2)   an actual or potential claim in which it is alleged that the INSURED is liable to a third party,

regardless  of  when  the  act  or  acts  causing  or  contributing  to  such  loss  occurred  and  even  if  the  amount  of  actual  or potential loss does not exceed the applicable Deductible or the exact amount or details of the loss are not known.

IV.   NOTICE – PROOF – LEGAL PROCEEDINGS AGAINST UNDERWRITER

(1)   At  the  earliest  practicable  time,  not  to  exceed  thirty (30)  days  after  discovery  of  the  loss,  the  INSURED  shall  give the UNDERWRITER notice thereof.

(2)   Within six (6) months after such discovery, the INSURED shall furnish to the UNDERWRITER a proof of loss, duly sworn to, with full particulars of the loss.

(3)   Securities issued with a certificate or bond number shall be identified in a proof of loss by such numbers.

(4)   Legal  proceedings  for  the  recovery of  any loss  under  this  bond  shall  not  be  brought  prior  to  the  expiration  of  sixty

(60) days after the proof  of  loss is filed with the UNDERWRITER or after the expiration of  twenty-four (24) months from the discovery of such loss.

(5)   This  bond  affords  coverage  only  to  the  INSURED.   No  claim,  suit,  action,  or  legal  proceedings  shall  be  brought under this bond by anyone other than the INSURED.

V.    LIMIT OF LIABILITY/NON-REDUCTION AND NON-ACCUMULATION OF LIABILITY

Prior  to  the  termination  of  this  bond,  it  shall  continue  in  force  for  the  limit  stated  in the applicable section of  ITEM 3. of the  DECLARATIONS,  notwithstanding  any previous  loss  for  which  the  UNDERWRITER  may have  paid  or  be  liable  to pay under  this  bond  provided,  that  the  liability of  the  UNDERWRITER  under  this  bond with respect to all loss resulting from:

(1)   any one act of burglary, robbery or attempt thereat, in which no “Employee” is concerned or implicated, or

(2)   any  one  unintentional  or  negligent  act  on  the  part  of  any  one  person  resulting  in  damage  to  or  destruction  or misplacement of “Property”, or

(3)   all acts, other than those specified in (1) above, of any one person, or

(4)   any one casualty or event other than those specified in (1), (2), or (3) above,

shall  be  deemed  to  be  one  loss  and  shall  be  limited  to  the  applicable  Limit  of  Liability  stated  in  ITEM  3.  of  the

DECLARATIONS of  this bond irrespective of  the total amount of such loss or losses.  The Limit of Liability shall not be cumulative in amounts from year to year or from period to period.

Form F-6000-0

INVESTMENT COMPANY BOND

All  acts,  as  specified  in  (3)  above,  of  any  one  person  which  directly  or  indirectly  aid  in  any  way  wrongful  acts  of  any other  person  or  persons  or  permit  the  continuation  of  wrongful acts  of  any other  person  or  persons  whether  such  acts are  committed  with  or  without  the  knowledge  of  the  wrongful  acts  of  the  person  so  aided  and  whether  such  acts  are committed with or without the intent to aid such other person, shall be deemed to be one loss with the wrongful acts of all persons so aided.

VI.   DEDUCTIBLE

The  UNDERWRITER  shall  not  be  liable  under  any  Coverages  under  this  bond  because  of  loss  unless  the  amount  of such  loss,  after  deducting  the  net  amount  of  all  reimbursement  and/or  recovery  obtained  or  made  by  the  INSURED,

other  than  any  amounts  recovered  under  any  bond  or  policy  of  insurance  issued  by  an  insurance  company  and covering such loss, or recoveries by the UNDERWRITER on account thereof prior to payment by the UNDERWRITER of  such loss, shall exceed the Deductible set forth in ITEM 3. of  the DECLARATIONS, and then for such amounts that are  in  excess  of  the  deductible,  but  in  no  event  for  more  than  the  applicable  Limit  of  Liability stated  in  ITEM  3.  of  the

DECLARATIONS.

There is no Deductible applicable to any loss under Coverage I. sustained by any “Investment Company”.

VII.  ATTORNEYS’ FEES AND COURT COSTS

The  UNDERWRITER  will  indemnify the INSURED for reasonable attorneys’ fees and court costs incurred and paid by the  INSURED  in  the  defense,  whether  or  not  successful,  fully  litigated  on  the  merits  or  settled,  of  any  suit  or  legal proceeding  brought  against  the  INSURED  to  enforce  the  INSURED’S  liability  or  alleged  liability  because  of  any  loss,

claim  or  damage  which,  if  established  against  the  INSURED,  would  constitute  a  loss  sustained  by the  INSURED  and covered  under  the  terms  of  this  bond  except  that  with  respect  to  Coverage  I.  this  Section  shall  only apply in  the  event that:

(1)   an “Employee” acknowledges being guilty of “Larceny or Embezzlement”,

(2)   an “Employee” is adjudicated guilty of “Larceny or Embezzlement”, or

(3)   in  the  absence  of  (1)  or  (2)  above,  an  arbitration  panel  decides,  after  a  review  of  any  agreed  statement  of  facts between  the  UNDERWRITER  and  the  INSURED,  that  an  “Employee”  would  be  found  guilty  of  “Larceny  or

Embezzlement” if such “Employee” were prosecuted.

The  INSURED  shall  at  the  earliest  practicable  time,  not  to  exceed  thirty  (30)  days  after  the  discovery  of  any  such claim,  suit  or  legal proceeding,  and  at  the  request  of  the UNDERWRITER, furnish copies of  all pleadings and relevant

papers to the UNDERWRITER.   The UNDERWRITER may, at its sole option, elect to control the defense of all or part

of  such  suit  or  legal  proceeding.   The  defense  by the  UNDERWRITER  shall  be  in  the  name  of  the  INSURED  through

attorneys  chosen  by  the  UNDERWRITER.    The  INSURED  shall  provide  all  reasonable  information  and  assistance required by the UNDERWRITER for such defense.

If  the  amount  demanded  in  a  suit  or  legal  proceeding  is  greater  than  the  Limit  of  Liability  stated  in  ITEM  3.  of  the

DECLARATIONS  for  the  applicable  Coverage,  or  if  a  Deductible  is  applicable,  or  both,  the  UNDERWRITER’S  liability for  attorneys’  fees  and  court  costs  incurred  in  defending  all  or  part  of  such  suit  or  legal  proceeding  is  limited  to  the

proportion  of   such  attorneys  fees  and  court  costs  incurred  that  the  Limit  of  Liability  stated  in  ITEM  3.  of  the

DECLARATIONS  for  the  applicable  Coverage  bears  to  the  total  of  the  amount  demanded  in  such  suit  or  legal proceeding.

All  amounts  indemnified  by the  UNDERWRITER  for  attorneys’  fees  and  court  costs  shall  be  in  addition  to  the  Limit  of

Liability stated in ITEM 3. of the DECLARATIONS.

If  the  UNDERWRITER  declines  to  defend  the  INSURED,  no  settlement  or  judgment  against  the  INSURED  shall determine  the  existence,  extent  or  amount  of  coverage  under  this  bond  without  the  prior  written  consent  of  the

UNDERWRITER  and  the  UNDERWRITER  shall  not  be  liable  for  any  costs,  fees  and  expenses  incurred  by  the

INSURED.

VIII.VALUATION OF PROPERTY

The value of any loss of “Property”, other than books of account or other records used by the INSURED in the conduct of  its  business,  shall  be  determined  by the  average  market  value  of  such  “Property”  on  the  business  day immediately preceding discovery of  such loss except that the value of  any “Property” replaced by the INSURED with the consent of the  UNDERWRITER  prior  to  the  settlement  of  any  claim  for  such  “Property”,  shall  be  the  actual  market  value  at  the time of replacement.

Form F-6000-0

INVESTMENT COMPANY BOND

In  the  event  of  a  loss  of  interim  certificates, warrants, rights or other securities,  (as used herein, “options”) which need to be presented to exercise the subscription, conversion, redemption or deposit privileges, their value shall be:

a.  if  such  options  have  not  expired,  the  average  market  value  of  such  options  on  the  business  day  immediately preceding  the  discovery  of  such  loss,  or  the  actual  market  value  at  the  time  of  agreed  replacement  as provided in the preceding paragraph, or

b.  if such options have expired at the time their loss is discovered, their market value immediately preceding their expiration, or

c.  if  no  market  price  is  quoted  for  such  “Property”  or  for  such  options,  the  value  shall  be  determined  by agreement between the parties, or arbitration if the parties are unable to agree to the value.

The  value  of  any  loss  of  “Property”  consisting  of  books  of  account  or  other  records  used  by  the  INSURED  in  the conduct  of  its  business  shall  be  the  amount  paid  by  the  INSURED  for  blank  books,  blank  pages,  or  other  materials which  replace  the  lost  books  of  account  or  other  records,  plus  the  cost  of  labor  paid  by  the  INSURED  for  the  actual transcription or copying of data to reproduce such books of account or other records.

IX.  VALUATION OF PREMISES AND FURNISHINGS

In the event of  loss or damage to any office of  the INSURED or to the furnishings, fixtures, supplies, equipment, safes or  vaults,  the  UNDERWRITER  shall  not  be  liable  for  more  than  the  actual  cash  value  thereof,  or  for  more  than  the

actual  cost  of  replacement  or  repair.    The  UNDERWRITER  may,  at  its  option,  pay  actual  cash  value  or  make

replacement  or  repair.   In  the  event  the  UNDERWRITER  and  the  INSURED  cannot  agree  upon  the  actual  cash  value or the cost of replacement or repair, it shall be determined by arbitration.

X.   SECURITIES SETTLEMENT

In  the  event  of  a  loss  of  securities  covered  under  this  bond,  the  UNDERWRITER  may,  at  its  sole  option,  purchase replacement securities, tender the value of the securities in money, or issue its indemnity in order to allow the issuance of replacement securities.

Indemnity will  be  required  from  the  INSURED  under  the  terms  of  this  Section  against  all  loss,  cost  or  expense  arising

from  the  replacement  of  securities  by the  UNDERWRITERS.   The amount of  such indemnity from  the INSURED shall

be:

(1)   for securities having a value of less than or equal to the applicable Deductible – one hundred percent (100%);

(2)   for securities having a value greater than the Deductible but within the applicable Limit of Liability – the percentage that the Deductible bears to the value of the securities;

(3)   for  securities  having  a  value  greater  than  the  applicable  Limit  of  Liability –  the  percentage  that  the  Deductible  and the portion in excess of the applicable Limit of Liability bears to the value of the securities.

The   value   referred  to  in  (1),  (2),  and  (3)  above  is   the  value  provided  for  in  SECTION  VIII.  VALUATION  OF

“PROPERTY”, regardless of the value of such securities at the time the loss under the UNDERWRITER’S indemnity is sustained.

The  UNDERWRITER  is  not  required  to  issue  its  indemnity for  any  portion  of  a  loss  of  securities  which  is  not  covered by this bond; however, the UNDERWRITER may do so at its sole option.

The    INSURED    shall    pay    the    applicable    proportion    of    the    UNDERWRITER’S    premium    charge    for    the

UNDERWRITER’S  indemnity as  set  for  in  (1),  (2),  and  (3)  above.   No  portion  of  the  Limit  of  Liability shall  be  used  as payment of premium for any indemnity purchased by the INSURED to obtain replacement securities.

XI.  SUBROGATION – ASSIGNMENT – RECOVERY

In  the  event  of  a  payment  under  this  bond  by the  UNDERWRITER,  the  UNDERWRITER  shall  be  subrogated  to  all  of

the  INSURED’S  rights  of  recovery  against  any  person  or  entity to  the  extent  of  such  payment.   On  the  request  of  the

UNDERWRITER, the INSURED shall deliver to the UNDERWRITER an assignment of the INSURED’S rights, title and interest and causes of action against any person or entity to the extent of such payment.

Recoveries,  whether  realized  by  the  UNDERWRITER  or  by  the  INSURED,  shall  be  applied  after  deducting  the expense  of  such  recovery,  first  to  the  INSURED’S  loss  which  would  otherwise  have  been  paid  except  that  it  exceeds the applicable Limit of Liability, second, to the UNDERWRITER to amounts paid in settlement of the INSURED'S claim

and   third,   to   the   INSURED   to   the   applicable   Deductible.     Recovery  from   reinsurance  and/or  indemnity  of   the

UNDERWRITER shall not be a recovery under this section.

Form F-6000-0

INVESTMENT COMPANY BOND

XII. COOPERATION OF INSURED

At  the  UNDERWRITER’S  request  and  at  reasonable  times  and  places  designated  by  the  UNDERWRITER,  the

INSURED shall submit to examination by the UNDERWRITER and subscribe to the same under oath, produce for the

UNDERWRITER’S   examination   and   copying,   at   its   own   expense   all   relevant   records,   and   cooperate   with   the

UNDERWRITER in all matters pertaining to the loss.

The  INSURED  shall  execute  all  papers  and  provide  assistance  to  secure  for  the  UNDERWRITER  the  rights  and

causes  of  action  provided  for  under  this  bond.   The  INSURED  shall  do  nothing  after  loss  to  prejudice  such  rights  or causes of action.

XIII.OTHER INSURANCE

Coverage under this bond shall apply excess over any valid and collectible insurance, indemnity or suretyship obtained by or on behalf of the INSURED or a “Transportation Company” or other entity on whose premises the loss occurred or which  employed  the  person  who  caused  the  loss  or  engaged  the  messenger  conveying  the  “Property”  which  was  the subject of the loss.

XIV.  TERMINATION-CANCELLATION

If  the  bond  is  for  a  single  INSURED,  it  shall  not  be  terminated  or  canceled  unless  written  notice  is  given  by the  acting party to the affected party and to the Securities and Exchange Commission, Washington, D.C., not less than sixty (60)

days prior to the effective date of such termination or cancellation.

If  the  bond  is  for  a  joint  INSURED,  it  shall  not  be  terminated  or  canceled  unless  written  notice  is  given  by  the  acting party to the affected party, and by the UNDERWRITER to all INSURED “Investment Companies” and to the Securities

and  Exchange  Commission,  Washington,  D.C.,  not  less  than  sixty  (60)  days  prior  to  the  effective  date  of  such termination or cancellation.

This  bond  will  terminate  as  to  any  one  INSURED,  other  than  an  “Investment  Company”,  immediately  upon  the  taking over of such INSURED by a receiver or other liquidator or by State or Federal officials, or immediately upon the filing of a  petition  under  any  State  or  Federal  statute  relative  to  bankruptcy  or  reorganization  of  the  INSURED,  or  assignment for  the  benefit  of  creditors  of  the  INSURED,  or  immediately  upon  such  INSURED  ceasing  to  exist,  whether  through merger with another entity, disposition of all of its assets or otherwise.

The  UNDERWRITER  shall  refund  the  unearned  premium  in  accordance  with  the  standard  short  rate  cancellation tables if terminated by the INSURED or pro rata if terminated for any other reason.

Coverage will terminate as to any “Employee”:

(1)   at  the  time  that  any partner,  director,  trustee,  or  officer  or  supervisory “Employee” not acting in collusion with such

“Employee”, learns of  any dishonest act committed by such “Employee” at any time, whether in the employment of the  INSURED  or  otherwise,  whether  or  not  such  act  is  of  the  type  covered  under  this  bond,  and  whether  against the INSURED or any other person or entity  or

(2)   sixty (60) days after the receipt by each INSURED and by the Securities and Exchange  Commission, Washington,

D.C., of a written notice from the UNDERWRITER of its desire to terminate this bond as to such “Employee”.

XV. CHANGE OR MODIFICATION

No change in or modification of this bond shall be effective except by written rider to this bond  issued by an Authorized

Representative of the UNDERWRITER.

If  this  bond  is  for  a  single  INSURED,  no  change  or  modification  which  adversely  affects  the  rights  of  the  INSURED shall  be  effective  prior  to  sixty (60)  days  after  written  notice  of  such  change  or  modification  has  been  furnished  to  the

Securities and Exchange Commission, Washington, D.C., by the acting party.

If  this bond is for a joint INSURED, no change or modification which adversely affects the rights of  the INSURED shall be effective prior to sixty (60) days after written notice of such change or modification has been furnished to all insured

“Investment    Companies”    and    to    the    Securities    and    Exchange    Commission,    Washington,    D.C.,    by    the

UNDERWRITER.

Form F-6000-0

IN  WITNESS  WHEREOF,  the  Company has  caused  this  policy  to  be  executed  and  attested,  and  if  required  by state  law,

this policy shall not be valid unless countersigned by a duly authorized representative of the Company.

HARTFORD FIRE INSURANCE COMPANY

HOME OFFICE – HARTFORD, CONNECTICUT

ADMINISTRATIVE OFFICES - HARTFORD, CONNECTICUT

(A STOCK INSURANCE COMPANY MEMBER OF THE HARTFORD)

Brian S. Becker, Secretary

David Zwiener, President

RN 00 U001 00 0593

RIDER

To be attached to and form part of Investment Company Bond, No. 00 FI 0234345-12 in favor of Mutual Fund Series Trust c/o Gemini Fund Services, LLC

This bond has been signed by our President and Secretary, but it shall not be binding unless countersigned on the Declarations page by our duly authorized representative.

Brian S. Becker, Secretary

David Zwiener, President

MANDATORY

ADOPTED MAY 2003

Form F-6016-0

RIDER

To be attached to and form part of Investment Company Bond, No. 00 FI 0234345-12 in favor of Mutual Fund Series Trust c/o Gemini Fund Services, LLC

It is agreed that:

1.    GENERAL    CONDITIONS,    B.    NOTICE    TO    UNDERWRITER    OF    MERGERS,

CONSOLIDATIONS  OR  OTHER  ACQUISITIONS  is  amended  to  include  the  following paragraph:

If   the   INSURED   shall,   while   this   bond   is   in   force,   establish   any   new   "Investment

Companies"  other  than  by  consolidation  or  merger  with,  or  purchase  or  acquisition  of

assets    or    liabilities    of,    another    institution,    such    "Investment    Companies"    shall

automatically  be  covered  hereunder  from  the  date  of  such  establishment  without  the payment of additional premium for the remainder of such Bond Period.

2.    If  the  INSURED  shall,  while  this  bond  is  in  force,  require  an  increase  in  limits  to  comply with SEC Reg. 17g-1, due to an increase in asset size of current "Investment  Companies"

covered under this bond or the addition of new "Investment Companies," such increase in limits shall automatically be covered hereunder from  the date of such increase without the payment of additional premium for the remainder of the Bond Period.

3.    Nothing  herein  is  intended  to  alter  the  terms,  conditions  and  limitations  of  the  bond  other than as stated above.

4.    This rider shall become effective as of 12:01 a.m. on July 13, 2012  standard time.

AMEND GENERAL CONDITIONS B.

NOTICE TO UNDERWRITER OF MERGERS,

CONSOLIDATIONS OR OTHER ACQUISITIONS RIDER

ADOPTED MAY 2003

Form F-6018-0

This rider, effective 12:01 am, 7/13/12  forms part

of policy number 00 FI 0234345-12

issued to:  Mutual Fund Series Trust c/o Gemini Fund Services, LLC

by: Hartford Fire Insurance Company

THIS RIDER CHANGES THE BOND.  PLEASE READ IT CAREFULLY.

ADDING OR DEDUCTING INSUREDS RIDER

This rider modifies insurance provided under the following bond form:

INVESTMENT COMPANY BOND

At the request of  the INSURED, the Underwriter adds to the list of  INSUREDS under the attached bond the following:

Catalyst  Value  Fund,  Listed  Private  Equity Plus  Fund,  The  Eventide  Gilead  Fund,  America  First

Quantitative  Strategies  Fund,  Catalyst/SMH  High  Income  Fund,  Catalyst/SMH  Total  Return

Fund, Day Hagan Tactical Allocation Fund of ETFs, Compass EMP Multi-Asset  Balanced Fund,

Compass   EMP   Multi-Asset   Growth   Fund,   Compass   EMP   Alternative   Asset   Fund,   SMH

Representation   Trust,   America   First   Absolute   Return   Fund,   Catalyst   Groesbeck  Growth   of

Income  Fund,  America  First  Income  Trends  Fund,  Catalyst  Strategic  Value  Fund,  Camelot

Premium Return Fund

At  the  request  of  the  INSURED,  the  Underwriter  deletes  from  the  list  of  INSUREDS  under  the attached bond the following:

(insert names of INSUREDS)

All other terms and conditions remain unchanged.

CS 00 M015 00 0807

© 2007, The Hartford

This endorsement, effective 12:01 am, 7/13/12

forms part

of policy number 00 FI 0234345-12

issued to:  Mutual Fund Series Trust c/o Gemini Fund Services, LLC

by: Hartford Fire Insurance Company

THIS ENDORSEMENT CHANGES THE POLICY.  PLEASE READ IT CAREFULLY.

AMEND MAILING ADDRESS FOR NOTICE ENDORSEMENT

Notice of Claim or Wrongful Act

A notice of any Claim or Wrongful Act shall be given in writing to the following:

Via mail:

The Hartford

Claims Department

Hartford Financial Products

2 Park Avenue, 5th Floor

New York, New York 10016

or

Via email:

HFPClaims@thehartford.com

or

Via Facsimile:

(212) 277-0945

B.

Where  it is stated  in the  policy or  declarations page  that  a  notice  of any  Claim or  Wrongful Act  shall be given in writing to The Hartford, Hartford Plaza, Hartford CT 06115, it shall be deleted and replaced with the following:

Notice of any Claim or Wrongful Act shall be given in writing to the following:

Via mail:

The Hartford

Claims Department

Hartford Financial Products

2 Park Avenue, 5th Floor

New York, New York 10016

or

Via email:

HFPClaims@thehartford.com

or

Via Facsimile:

(212) 277-0945

II.

All Other Notices

A. All notices other than a notice of Claim or Wrongful Act shall be given in writing to the following:

The Hartford

Compliance Department

Hartford Financial Products

2 Park Avenue, 5th Floor

New York, New York 10016

B.

With the exception of notice of a Claim or Wrongful Act, where it is stated in the policy or declarations page that a  notice  shall  be  given  in  writing  to  The  Hartford,  Hartford  Plaza,  Hartford  CT  06115  shall  be  deleted  and replaced with the following:

All notices other than a notice of Claim or Wrongful Act shall be given in writing to the following:

The Hartford

Compliance Department

Hartford Financial Products

2 Park Avenue, 5th Floor

New York, New York 10016

All other terms and conditions remain unchanged.

Form F-6043-0

To be attached to and form part of Investment Company Bond, No.  00 FI 0234345-12 in favor of Mutual Fund Series Trust c/o Gemini Fund Services, LLC

It is agreed that

A.    DEFINITIONS AND LIMITATIONS, section XIV. TERMINATION - CANCELLATION is amended as follows:

1.    The following is added to the first and second paragraph:

a.     If  this  bond  has  been  in  effect  for  more  than  sixty  (60)  days  or,  is  a  renewal  of  a  bond  the  UNDERWRITER issued, the UNDERWRITER may cancel only for one or more of the following reasons:

(1)   Nonpayment of premium;

(2)   Conviction of a crime arising out of acts increasing the hazard insured against;

(3)   Discovery  of  fraud  or  material  misrepresentation  in  the  obtaining  of  the  bond  or  in  the  presentation  of claim;

(4)   After issuance of the bond or after the last renewal date, discovery of an act or omission, or a violation of any  bond  condition,  that  substantially  and  materially  increases  the  hazard  insured  against,  and  which occurred subsequent to inception of the current bond period;

(5)   Material  change  in  the  nature  or  extent  of  the  risk,  occurring  after  issuance  or  last  annual  renewal anniversary  date  of  the  bond,  which  causes  the  risk  of  loss  to  be  substantially  and  materially  increased beyond that contemplated at the time the bond was issued or last renewed;

(5)   The  cancellation  is  required  pursuant  to  a  determination  by  the  superintendent  that  continuation  of  the present  premium volume  of  the  UNDERWRITER  would  jeopardize  the  UNDERWRITER'S  solvency or be  hazardous  to  the  interest  of  the  UNDERWRITER'S  policyholders,  the  UNDERWRITER'S  creditors or the public;

(7)   A determination by the superintendent that the continuation of the bond would violate, or would place the

UNDERWRITER in violation of, any provision of the New York State insurance laws.

(8)   Where  the  UNDERWRITER  has  reason  to  believe  in  good  faith  and  with  sufficient  cause,  that  there  is a possible risk or danger that the INSURED will destroy, or permit to be destroyed the insured property for

the  purpose  of  collecting  the  insurance  proceeds.   If  the  UNDERWRITER  cancels,  for  this  reason,  the

INSURED  may make  a  written request to  the Insurance Department of the State of New York, within ten

days   of   receipt   of   this   notice,   to   review   the   UNDERWRITERS   cancellation   decision.      The

UNDERWRITER   will   simultaneously   send   a   copy   of   this   cancellation   notice   to   the   Insurance

Department of the State of New York.

b.     Notice  of  cancellation  will  be  mailed  or  delivered  to  the  INSURED  at  the  address  shown  on  the  bond  and  to its authorized agent or broker.

2.     If  the  UNDERWRITER  elects  not  to  replace  a  bond  at  the  termination  of  the  bond  period,  it  shall  notify  the

INSURED  at  least  60  but  not  more  than  120  days  before  termination.   If  such  notice  is  given  late,  the  bond  shall

continue  in  effect  for  60  days  after  such  notice  is  given.   Such  notice  shall  be  mailed  to  the  INSURED  and  its broker or agent.

3.     If  the  UNDERWRITER  elects  to  replace  the  bond,  but  with  a  change  of  limits,  reduced  coverage,  increased deductible,  additional  exclusion,  or  upon  increased  premiums  in  excess  of  ten  percent  (exclusive  of  any premium increase  as  a  result  of  experience  rating),  the  UNDERWRITER  must  mail  written  notice  to  the  INSURED  and  its

agent  or  broker  at  least  60  but  not  more  than  120  days  before  replacement.    If  such  notice  is  given  late,  the

replacement  bond  shall  be  in  effect  with  the  same  terms,  conditions  and  rates  as  the  terminated  bond  for  60  days after such notice is given.

NEW YORK STATUTORY RIDER

USE TO COMPLY WITH STATUTORY REQUIREMENTS.

REVISED TO MAY, 2003

Form F-6043-0

4.     The  UNDERWRITER  may  elect  to  simply  notify  the  INSURED  that  the  bond  will  either

be  not  renewed  or  renewed  with  different  terms,  conditions  or  rates.   In  this  event,  the  UNDERWRITER  will

inform  the  INSURED  that  a  second  notice  will  be  sent  at  a  later  date  specifying  the  UNDERWRITER’S  exact

intention.   The UNDERWRITER shall inform the INSURED that, in the meantime, coverage shall continue on the same  terms,  conditions  and  rates  as  the  expiring  bond  until  the  expiration  date  of  the  bond  or  60  days  after  the second notice is mailed or delivered, whichever is later.

B.    This rider is effective as of the time the attached bond becomes effective.

Form F-6043-0

Producer Compensation Notice

You can review and obtain information on The Hartford’s

producer compensation practices at www.thehartford.com

or at 1-800-592-5717.

F-5267-0

HR 00 H093 00 0207

© 2007, The Hartford

CERTIFICATION OF PRESIDENT

I, Jerry Szilagyi, President of the Mutual Fund Series Trust (the “Trust”), an Ohio business trust, duly certify and attest that the following resolutions were adopted at a meeting of the Board of Trustees of the Trust held on on May 16, 2012:

RESOLVED, that the increased amount, type, form and coverage of The Hartford Fire Insurance Company Policy, Policy Number 00FI 0234345-11 (the “Fidelity Bond”) are reasonable and the purchase of a fidelity bond substantially of the same type and form as that of the Fidelity Bond is approved by vote of the Trustees of the Trust who are not “interested persons” of the Trust within the meaning of the Investment Company Act of 1940, as amended; and

FURTHER RESOLVED, that the premium allocation for the Fidelity Bond to be paid by the Funds is approved as presented by management, taking into consideration, among other things, the number of other parties named as insureds, the nature of the business activities of such other parties, the amount of the fidelity bond, the amount of the premium for the fidelity bond, the ratable allocation of the premium among all parties named as insureds and the extent to which the share of the premium allocated to the Funds is less than the premium the Funds would have paid if the Funds had provided and maintained a single insured bond; and

FURTHER RESOLVED, that the officers of the Trust are authorized to take any and all other actions required to affect these resolutions.

IN WITNESS WHEREOF, I have executed my name as President of the Trust this 10th day of August 2012.

/s/ Jerry Szilagyi

Jerry Szilagyi

President of the Trust